UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] Form 10-K    [_] Form 20-F   [_] Form 11-K   [Ö ] Form 10-Q    [_] Form N-SAR

For Period Ended:     September 30, 2018

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NOBLE VICI GROUP, INC.

Full Name of Registrant:

Former Name if applicable

1 Raffles Place, #33-02, One Raffles Place Tower One

Address of Principal Executive Office (Street and Number)

Singapore 048616

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
Ö	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

On September 17, 2018, the Registrant consummated the acquisition of The Digital Agency Private Limited, a corporation organized under the laws of Singapore (“TDA”) and Noble Digital Apps Sendirian Berhad, a corporation organized under the laws of Malaysia (“NDA”). As a result, the Registrant’s financial statements for the six months ended September 30, 2018, will reflect the consolidated financial performance of the Registrant, TDA and NDA. The Registrant is in the process of preparing its consolidated financial statements and is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2018 (the "10-Q") within the prescribed time period without unreasonable effort or expense. The Registrant will file the 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Eldee Tang		+65 6491 7998
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [Ö ] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [Ö] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 17, 2018, the Registrant consummated the acquisition of TDA and NDA. As a result, the Registrant’s financial statements for the six months ended September 30, 2018, will reflect the consolidated financial performance of the Registrant, TDA and NDA. The Registrant is in the process of preparing its consolidated financial statements and cannot provide a reasonable estimate of the results at this time.

NOBLE VICI GROUP, INC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 13, 2018	By:	/s/ Eldee Tang Chief Executive Officer (Principal Executive)